Exhibit 99.1

Fury Drills 13.93 g/t Gold over 10 Metres at Committee Bay Project in Nunavut

Vancouver, Canada – December 1, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce results from the Three Bluffs deposit expansion drilling at its Committee Bay project in the Kitikmeot region of Nunavut. Drill hole 21TB-152 drilled 120 metres (m) down dip from the currently defined resource at Three Bluffs targeting a prominent geophysical conductor. The hole intersected three discrete zones of high-grade gold mineralization over a 30m drill width, including 10.0m of 13.93 g/t gold, 3.0m of 18.67 g/t gold and 1.0m of 23.2 g/t gold (Figure 1).

Importantly, these intercepts are associated with a deformation zone within a meta-sediment unit that was not expected to be encountered in this location. These intercepts likely significantly increase the resource expansion potential in the western region of the deposit. The balance of the Company’s 2,600m summer drill program also included four holes at the Raven target where results are still pending.

“These are the best drill results the project has seen in five years and they represent a very exciting achievement for the Committee Bay project. Importantly the high-grade hole opens up considerable expansion opportunities and confirms that Committee Bay represents a major gold exploration opportunity. We look forward to continuing exploration and pursuing the significant expansion opportunities identified by hole 21TB-152 at Three Bluffs.” commented Tim Clark, CEO of Fury.

Table 1: 2021 Three Bluffs Drill Results

Hole ID	From	To	Length (m)	Au (g/t)
21TB152	370.5	380.5	10.0	13.93
	385.5	388.5	3.0	18.67
	398.5	399.5	1.0	23.2
Intercepts at Three Bluffs were calculated using a minimum of a 2.0 g/t gold cut off at the beginning and end of the intercept and allowing for no more than 2.5 consecutive metres of less than 2.0 g/t gold.

“We are very pleased to have encountered these somewhat unanticipated high-grade intercepts from the meta-sediments in this area of the deposit in contrast to the more typical sulphide banded iron mineralization that makes up the bulk of the current resource. We plan to aggressively pursue this emerging style of mineralization given that it has been underexplored to date and could quickly change the growth trajectory of this gold resource,” stated Michael Henrichsen, SVP, Exploration.

Committee Bay – Three Bluffs

Three Zones of Mineralization Intersected

Looking West
10TW006[1]
7.06 g/t Au over 2m
5.36 g/t Au over 3m
11TW020[1]
8.58 g/t Au over 4m
11TW027[1]
9.76 g/t Au over 0.9m
Deformation Zone
21TB152[1]
13.93 g/t Au over 10m
18.67 g/t Au over 3m
23.2 g/t Au over 1m
OPEN
100 m
Legend
Drill Holes
Assay (Au g/t)
1 - 2.5
2.5 - 5
5 - 10
> 10
1 g/t Resource Wireframe
Deformation Zone
Felsic Volcaniclastic
Iron Formation
Meta-Sediment
1.Intercepts at Three Bluffs were calculated using a minimum of a 2.0 g/t gold cut off at the beginning and end of the intercept and allowing for no more than 2.5 consecutive metres of less than 2.0 g/t gold.

Hinge Zone

07TB046: 21.42 g/t Au

Iron formation with deformed quartz veining, pyrrhotite mineralization

Deformation Zone

5.25 g/t Au
3.09 g/t Au
4.34 g/t Au
25.4 g/t Au
21 g/t Au
33.7 g/t Au

21TB152: 370-379m (13.93 g/t Au over 10m)

Greywacke with crenulation, sericite alteration, <1% pyrrhotite mineralization

Figure 1: Illustrates the intersections from 21TB-152 in relation to the Three Bluffs 1.0 g/t gold shape and historical drilling at Three Bluffs West. The mineralized deformation zone is offset from the banded iron formation which hosts the bulk of the Three Bluffs deposit.

Three Bluffs Deposit Expansion Drilling

The Three Bluffs deposit is a high-grade resource defined by 524,000 oz. at 7.85 g/t gold in the indicated category and 720,000 oz. at 7.64 g/t gold in the inferred category1. High-grade mineralization at the deposit is associated with two distinct styles of mineralization; intense sulphidization and silicification of banded iron formation as well as within sericite altered highly sheared meta-sediments. The two styles of mineralization are sub-parallel (Figure 2) with the sheared metasediments defining a regional shear zone. The reported intersections from drill hole 21TB-152 of 10.0m of 13.93 g/t gold and 3.0m of 18.67 g/t gold are hosted within sheared metasediments in the hanging wall to the banded iron formation. The third intersection reported from 21TB-152, 1.0m of 23.2 g/t gold, is hosted at the contact between a pegmatite dyke and the top of the banded iron formation. The reported intercepts are down dip from high-grade mineralization and offsets the following historical drill intersections: 5m of 40.6 g/t gold, 5.3m of 29.03 g/t gold, 11m of 16.23 g/t gold, 5m of 15.2 g/t gold, 2m of 21.81 g/t gold and 2m of 19.38 g/t gold2 (Figures 1 and 3). A conceptual drill plan to follow up on the high-grade intercepts reported is presented in Figure 3.

Figure 2: Illustrates the plan view of the Three Bluffs deposit depicting the interplay between the regional shear zone in orange and the banded iron formation in blue.

1 Refer to NI43-101 technical report dated May 31, 2017, as amended October 23, 2017 titled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” filed under the Company’s profile at www.sedar.com. Resources are estimated at cut-off grades of 3.0 g/t gold for open pit and 4.0 g/t gold for underground.
2 Intercepts at Three Bluffs were calculated using a minimum of a 2.0 g/t gold cut off at the beginning and end of the intercept and allowing for no more than 2.5 consecutive metres of less than 2.0 g/t gold.

Committee Bay – Three Bluffs

Exploration Drilling to Demonstrate Resource Expansion

Long Section
Looking North
11TW020[1]
8.58 g/t Au over 4m
10TW008[1]
15.2 g/t Au over 5m
08TB077[1]
101.39 g/t Au over 3.1m
11TW015[1]
6.01 g/t Au over 7m
11TW032[1]
19.38 g/t Au over 2m
Three Bluffs West
Three Bluffs Hinge
Surface
11TW016[1]
29.03 g/t Au over 5.3m
Diorite
OPEN
12TB142[1]
21.81 g/t Au over 2m
0
21TB152[1]
13.93 g/t Au over 10m
18.67 g/t Au over 3m
23.2 g/t Au over 1m
OPEN
OPEN
Legend
Planned Drill Hole
Drill Holes
Composite Assay
(Au g/t)
1 - 2.5
2.5 - 5
5 - 10
> 10
Block Model
Au g/t
1 - 3
3 - 5
5 - 7
> 7
250 m

Figure 3: Illustrates the location of the 21TB-152 intersections in relation to the Three Bluffs deposit in long section. The 21TB-152 intersection is open as depicted by the three arrows with potential to significantly expand the resource.

Michael Henrichsen, P.Geo, SVP, Exploration at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has approved the technical disclosure in this press release.

Committee Bay Drilling QA/QC Disclosure

Intercepts at Three Bluffs were calculated using a minimum of a 2.0 g/t gold cut off at the beginning and end of the intercept and allowing for no more than 2.5 consecutive metres of less than 2.0 g/t gold. Minimum length of the composite allowed was one metre.
Raven Intercepts were calculated using a minimum of a 0.25 g/t gold (Au) cut off at beginning and end of the intercept and allowing for no more than six consecutive metres of less than 0.25 g/t Au.

2021 Core (Diamond) Drilling

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

True widths of mineralization outside of the Three Bluff deposit are unknown based on current geometric understanding of the mineralized intervals.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through careful project assessment and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (437) 500-2529
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes". Specific forward-looking information contained in this release primarily relates to statements that suggest that future work at Committee Bay will potentially increase the known resources. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high risk enterprise. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can speak only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") The Company's descriptions of its projects using applicable CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws.